

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 29, 2016

Via E-mail
Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec. 3, Da Fong Road
Tantzu, Taichung, Taiwan, ROC

     Re: **Siliconware Precision Industries Co., Ltd.**
              Form 20-F for the Fiscal Year Ended December 31, 2015
              Filed April 25, 2016
              File No. 0-30702

Dear Ms. Chen:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Martin James

                       Martin James
                       Senior Assistant Chief Accountant
                       Office of Electronics and Machinery